Exhibit 1

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[Translation]

February 10, 2011

To Whom It May Concern:

Company Name:	Toagosei Co., Ltd.

Representative:	Futoshi Hashimoto
Representative Director and President

Share Code:	4045, the First Section of the Tokyo Stock Exchange

Inquiries:	Yoshitaka Suzuki,
General Manager, IR & Public Relations Section

Telephone:	+81-3-3597-7215

Company Name:	Aronkasei Co., Ltd.

Representative:	Akira Yada
Representative Director and President

Share Code:	7882, the First Section of the Tokyo Stock Exchange

Inquiries:	Taizo Serita
Manager, General Affairs Personnel Dept.

Telephone:	+81-3-5420-1141

Notice Regarding Conversion of Aronkasei Co., Ltd. into a Wholly Owned Subsidiary of Toagosei Co., Ltd. through the Share Exchange

Toagosei Co., Ltd. (“Toagosei”) and Aronkasei Co., Ltd. (“Aronkasei”) announce that their respective boards of directors, at a board meeting held today, passed a resolution to make Aronkasei a wholly-owned subsidiary of Toagosei through a share exchange (the “Share Exchange”) and that a share exchange agreement (the “Share Exchange Agreement”) was also executed today, as set out below.

The Share Exchange is scheduled to be conducted with July 1, 2011 as the effective date, with Aronkasei being required to obtain approval for the Share Exchange Agreement at Aronkasei’s ordinary shareholders’ meeting scheduled to be held on March 25, 2011, and Toagosei is not required to obtain the approval of the shareholders’ meeting using the simplified share exchange procedure under Article 796, paragraph 3 of the Companies Act.

On June 28, 2011, prior to the effective date of the Share Exchange (scheduled for July 1, 2011), the shares of Aronkasei are scheduled to be delisted (the final day of trading shall be June 27, 2011) from the Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”).

Details

1. Purpose of Conversion into a Wholly-Owned Subsidiary through the Share Exchange

Toagosei group, with its background in technological capabilities, aims to become a highly profitable value-creation-type corporate group which creates new products and businesses for growth while continuing to create distinctive highly functional materials in its business areas of commodity chemicals, acrylic products, functional products, and plastics. The medium-term business plan “ALL TOA 2013”, which was implemented in fiscal year 2011, was based on this corporate vision. The theme of “ALL TOA 2013” is “further growth through collaborative expertise”, and through the sharing of individually enhanced wisdom, and know-how gained through accumulated experience, and increased sharing of resources within the group and the outside resources, the Toagosei group will aim to become a highly profitable value-creation type corporate group. The Share Exchange is in line with this policy of “ALL TOA 2013”, and since wisdom within the group is shared and cooperation is strengthened, it will be the basis of new development of Toagosei group.

Aronkasei was listed on the Osaka Securities Exchange Co., Ltd. in September 1995, and on the Tokyo Stock Exchange in September 1996, thereafter steadily improved its performance and has recorded a net income every year. Aronkasei’s strength is its ability to propose developments supported by technology, and it has developed a group of products dominating the market in the area of plastics. These products include rigid vinyl chloride pipes (vinyl chloride pipes), vinyl chloride measure and portable toilets. Aronkasei was the initial manufacturer of vinyl chloride pipes in Japan, and such vinyl chloride pipes are registered as Essential Historical Material for Science and Technology. Aronkasei has had a close relationship with Toagosei since its incorporation, and the vinyl chloride pipes mentioned above were completed using technology of Toagosei Chemical Industry Co., Ltd. (currently Toagosei). They currently exchange technology and personnel as well. Aronkasei is expecting medium to long-term growth from its basic policy of strengthening its manufacturing operations, in the medium-term management plan started in 2011. On the other hand, in the business environment, issues such as a decrease in public investments and the number of housing construction starts, an annual decline in the profitability of plastics fields such as commodities manufactured in plastics, and limited contributions by new business areas, have been recognized.

Toagosei, which aims to become a highly profitable value-creation-type corporate group which creates distinctive highly functional materials in each business area, may expect new business development by further developing technology, know-how, and ideas through strengthening cooperation with Aronkasei, which promotes an enhanced value-added strategy in the plastics business, thus leading to a strengthening of their business foundations. Also, Toagosei considers that the conversion of Aronkasei into a wholly-owned subsidiary will enable prompt management decisions and efficient business operations. In addition, through sharing information with Toagosei in terms of research and technology development, sales development, manufacturing technology and management systems and closer cooperation with management resources, expansion of business and efficient operation will be realized.

Aronkasei has also carefully examined the proposal from Toagosei for becoming a wholly-owned subsidiary, recognizing the current conditions mentioned above. As a result, the following group synergies in business are expected:

a) Aronkasei may serve its responsibility in the field of plastics in Toagosei group which promotes development into the downstream segment as one of its group strategies;

b) product development will be possible utilizing Toagosei group’s know-how and technology in chemistry which tends to be lacking in Aronkasei; and

c) in the course of globalization of the market, by utilizing Toagosei group’s overseas bases and business connections, Aronkasei will be able to enter overseas markets.

Thus, Aronkasei came to the decision that by further strengthening the cooperation between Toagosei and Aronkasei as a result of Aronkasei becoming a wholly-owned subsidiary of Toagosei through the Share Exchange, and realizing group management based on efficient and prompt decision-making, the optimization of the group synergy mentioned above may be expected.

Toagosei and Aronkasei are considering responding to the expectations of shareholders of both companies through structuring as soon as possible a system which enables mobile and efficient execution of Toagosei group’s management strategy, and thus enhances the corporate value of the entire group through implementation of these measures.

2. Summary of the Share Exchange

(1) Timetable for the Share Exchange

Record date of the ordinary shareholders’ meeting approving the Share Exchange Agreement	(Aronkasei)	Friday December 31, 2010

Board of directors’ meeting to discuss the resolution to execute the Share Exchange Agreement	(Both companies)	Thursday February 10, 2011

Execution of the Share Exchange Agreement	(Both companies)	Thursday February 10, 2011

Date for holding ordinary shareholders’ meeting to approve the Share Exchange Agreement	(Aronkasei)	Friday March 25, 2011 (Tentative)

Final trading day	(Aronkasei)	Monday June 27, 2011 (Tentative)

Share De-Listing Day	(Aronkasei)	Tuesday June 28, 2011 (Tentative)

Scheduled date for the Share Exchange (Effective Date)		Friday July 1, 2011 (Tentative)

(Note 1): Toagosei is scheduled to implement the Share Exchange without obtaining the approval of the shareholders’ meeting using the simplified share exchange procedure under Article 796, paragraph 3 of the Companies Act.

(Note 2): The timetable above may be subject to change upon the agreement of both companies due to necessity in the course of procedures for the Share Exchange, and for other reasons.

(2) Share Exchange Methodology

The Share Exchange will result in Toagosei becoming the wholly owning parent company in share exchange of Aronkasei, and Aronkasei will become a wholly owned subsidiary in share exchange of Toagosei. Toagosei is scheduled to implement the Share Exchange without obtaining the approval of the shareholders’ meeting using a simplified share exchange procedure under Article 796, paragraph 3 of the Companies Act. Aronkasei is scheduled to obtain approval of the Share Exchange Agreement at the ordinary shareholders’ meeting to be held on March 25, 2011.

(3) Details of the Allocation of Shares Associated with the Share Exchange

Company Name	Toagosei Co., Ltd. (Wholly Owning Parent Company in Share Exchange)	Aronkasei Co., Ltd. (Wholly Owned Subsidiary in Share Exchange)
Share Allocation Associated with the Share Exchange	1	1.25

Number of Shares to be Allocated for the Share Exchange	Common Share: 19,472,501 shares (Anticipated)

(Note 1): Share allocation ratios

For every one (1) share of Aronkasei common shares, 1.25 shares of Toagosei common shares will be allocated. However, no shares will be allotted through the Share Exchange for 24,419,334 shares of Aronkasei common shares currently held by Toagosei.

(Note 2): Number of shares to be delivered through the Share Exchange

Toagosei shall deliver by allotment 19,472,501 common shares through the Share Exchange, and the shares to be delivered therefor are scheduled to be appropriated by the treasury shares held by Toagosei (11,729,393 shares as of January 31, 2011. For treasury shares scheduled to be acquired in the future, please refer to the press release separately published today “Notice of Decision Regarding Acquisition of Treasury Shares”). In case of any shortfall due to appropriation of treasury shares, new common shares are scheduled to be issued. Aronkasei is scheduled to cancel all treasury shares (including shares acquired by Aronkasei in response to the dissenting shareholders’ share purchase demand pursuant to Article 785 of the Companies Act to be exercised in connection with the Share Exchange) held up to the time immediately prior to Toagosei acquiring (the “Record Time”) all of the issued and outstanding shares of Aronkasei (excluding, however, the shares of Aronkasei held by Toagosei) through the Share Exchange by resolution of the board of directors’ meeting to be held up to the day immediately preceding the Effective Date. The number of shares to be delivered by allotment through the Share Exchange is subject to amendment in the future due to reasons such as the cancellation of treasury shares by Aronkasei.

(Note 3): Handling of Shares Less than One Unit

In connection with the Share Exchange, those shareholders of Aronkasei that are in possession of Toagosei shares less than one unit (shares falling short of 1,000 shares) are granted access to the following programs concerning Toagosei shares. However, shares less than one unit cannot be traded on the financial instruments exchange.

i)	Buyback Program for Shares Less than One Unit (Sale of shares falling short of 1,000 shares)

As per Article 192, paragraph 1 of the Companies Act, shareholders that are in possession of shares less than one unit of Toagosei may demand that Toagosei purchase such shares.

ii)	Top-up Program for Shares Less than One Unit (Top-up to 1,000 shares)

As per Article 194, paragraph 1 of the Companies Act and the articles of incorporation of Toagosei, shareholders that are in possession of shares less than one unit of Toagosei may demand that Toagosei sell the number of shares which, together with the number of shares less than one unit held by the shareholders, constitute a whole unit.

(Note 4): Handling of Fractional Shares

In connection with the Share Exchange, those shareholders of Aronkasei that are in possession of fractional shares of Toagosei shares. Pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations, the common shares of Toagosei equivalent to the total number of such fractional shares (any fractions falling short of one (1) in the total thereof shall be rounded off) shall be sold, and the proceeds of such sale shall be delivered to the shareholders in accordance with such fractional shares.

(4) Handling of Share Options and Bonds with Share Options in connection with the Share Exchange

Aronkasei has not issued any share options or bonds with share options, and there are no applicable matters.

3. Basis for Calculating the Share Allocations Associated with the Share Exchange

(1) Basis for Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio associated with the Share Exchange, Toagosei and Aronkasei decided to request that independent third parties calculate the share exchange ratio, respectively. Toagosei appointed Daiwa Securities Capital Markets Co., Ltd. (“Daiwa Securities CM”) and Aronkasei appointed Price Waterhouse Coopers Co., Ltd. (“PwC”) as their respective independent third parties for the calculation.

Daiwa Securities CM calculated the share exchange ratio for common shares of Toagosei adopting the market price analysis, because common shares of Toagosei were listed on the Tokyo Stock Exchange and share price information for Toagosei was available (with February 8, 2011 being set as the date of record for the calculation, and the period starting from January 31, 2011 which is a business day immediately following the date of announcement of the “Medium-term business plan ‘ALL TOA 2013’” by Toagosei up to the date of record, and the average share price for the closing price for the last one (1) month period prior to the date of record, and the average share price for the closing price for the last three (3) month period prior to the date of record was utilized.) In addition to this method, in order to reflect the future business activity conditions in the analysis, a discounted cash flow analysis (“DCF analysis”) was adopted. Daiwa Securities CM calculated the share exchange ratio for common shares of Aronkasei adopting the market price analysis, because common shares of Aronkasei were listed on the Tokyo Stock Exchange and share price information for Aronkasei was available (with February 8, 2011 being set as the date of record for the calculation, and the period starting from January 31, 2011 which is a business day immediately following the date of announcement of the “Medium-term business plan ‘ALL TOA 2013’” by Toagosei up to the date of record, and the average share price for the closing price for the last one (1) month period prior to the date of record, and the average share price for the last three (3) month period prior to the date of record was utilized.) In addition to this method, in order to reflect the future business activity conditions in the analysis, the DCF analysis was adopted. Valuation ranges for each calculation method, where the share value for one (1) common share of Toagosei is one (1), are as follows:

Adopted Method	Output of Calculation of the Share Exchange Ratio
Market Price Analysis	0.96 ~ 0.99
DCF Analysis	0.96 ~ 1.29

Daiwa Securities CM used information provided by both Toagosei and Aronkasei, as well as publicly available information to calculate the share exchange ratio. The information that Daiwa Securities CM used was assumed to be accurate and complete and Daiwa Securities CM did not verify the accuracy, reliability, completeness and validity of such information. In regards to the assets and liabilities of Toagosei and Aronkasei and their affiliated companies (including unlisted assets and liabilities and other contingent liabilities), Daiwa Securities CM did not evaluate, appraise, or assess the assets and liabilities, nor did it hire a third-party to evaluate, appraise, or assess such assets and liabilities. This includes carrying out any analysis or valuation of each individual asset or liability of the respective companies. Further, Daiwa Securities CM worked under the assumption that the business plans and financial forecasts of Toagosei and Aronkasei were prepared by the management team of both companies in accordance with reasonable and proper procedures based on the best available forecast and judgment at that time.

On the other hand, PwC calculated the share exchange ratio for both Toagosei and Aronkasei using two (2) methods; market price method, and discounted cash flow analysis (the “DCF method”). The market price method for calculating the share exchange ratio was adopted because both companies are listed on exchanges and market price information for both companies is available. DCF method was adopted to calculate the share exchange ratio to reflect future business activity conditions for both companies in the analysis.

In the market price method, with February 8, 2011 being the Record Time for evaluation, after considering stock market trading conditions, the average closing share price and volume weighted average value on the Tokyo Stock Exchange for the past one (1) month period, three (3) month period, and six (6) month period up to the Record Time for evaluation was adopted.

Valuation ranges for each calculation method, where the share value for one (1) common share of Toagosei is one (1), are as follows:

Adopted Method	Output of Calculation of the Share Exchange Ratio
Market Price Method	0.96 ~ 0.99
DCF Method	0.75 ~ 1.33

Upon calculation of the share exchange ratio, PwC did not conduct an independent evaluation or assessment of the individual assets and liabilities (including unlisted assets and liabilities, and other contingent liabilities) of either Toagosei or Aronkasei and their affiliated companies, nor did PwC request that any third party institution conduct an appraisal or assessment. Further, PwC worked under the assumption that various information and materials provided by both companies were accurate and complete, and that the financial forecasts of both companies included in information and materials above were prepared in a reasonable manner based on the best forecasts and decisions obtained at that time, and that there is no undisclosed information which may significantly affect the calculation of the share exchange ratio, and that such calculation reflects the information and economic conditions as of February 8, 2011.

In the income plan provided to Daiwa Securities CM and PwC by Toagosei and Aronkasei as the basis for the calculation by DCF Analysis, no significant increases or decreases are expected.

(2) Background for Calculation

Toagosei and Aronkasei carefully reviewed the share exchange ratio analysis results submitted by the respective third-party calculation institutions and their advice, and negotiated and deliberated in good faith between themselves. As a result, both companies decided that the share exchange ratio specified in 2. (3) above was appropriate and does not damage the interests of the respective shareholders. Thus, the share exchange ratio for the Share Exchange was determined at the board of directors’ meeting of both companies held on February 10, 2011, and the Share Exchange Agreement was executed between both companies on the same date.

(3) Relationship Between the Valuation Companies, Toagosei and Aronkasei

Daiwa Securities CM and PwC have no relationship with Toagosei or Aronkasei. As such, there are no significant conflicts of interest to be noted in connection with the Share Exchange.

(4) Anticipated date of De-Listing and Reasons for the De-Listing

As a result of the Share Exchange, Aronkasei will become a wholly owned subsidiary of Toagosei as of the effective date of the Share Exchange (scheduled to be July 1, 2011). Aronkasei is expecting to de-list its shares from the Tokyo Stock Exchange on June 28, 2011 (the final trading day of the shares will be June 27, 2011). Upon de-listing, Aronkasei’s shares will no longer be traded on the Tokyo Stock Exchange.

The shares of Toagosei that are allotted to the shareholders of Aronkasei through the Share Exchange will be listed on the Tokyo Stock Exchange even after the shares of Aronkasei are delisted, and as such, on and after the Effective Date of the Share Exchange, such allotted shares may be traded on the financial instruments exchange. Thus, we believe that this will ensure the liquidity of the shares held by Aronkasei shareholders who, as a result of the Share Exchange, receive 1,000 shares (the minimum trading unit) or more of Toagosei in exchange for 800 shares or more of Aronkasei.

On the other hand, Aronkasei shareholders that hold less than 800 shares of Aronkasei, will be allotted shares of Toagosei that will not satisfy the minimum trading unit of the shares (1,000 shares). Such less-than one unit shares will not be able to be traded on the financial instruments exchange. However, shareholders holding less-than one unit shares may demand that Toagosei purchase the less-than one unit shares held by the shareholders. Also, it is possible to demand that Toagosei sell such number of shares which, together with the number of shares less than one unit held by the shareholders, constitute a whole unit. Please refer to 2. (3) (Note 3) above, for details regarding the handling of such shares. Further, please refer to 2. (3) (Note 4) above for further information regarding the handling of fractional shares less than one unit incurred in connection with the Share Exchange.

(5) Measures Taken to Ensure Fairness

Toagosei already holds 61.08% of the voting rights of all shareholders of Aronkasei. With this in mind, Toagosei requested that an independent third-party valuation company, Daiwa Securities CM, calculate the share exchange ratio in order to ensure that the share exchange ratio associated with the Share Exchange was fair and appropriate, as explained in 3. (1) above. Toagosei utilized the ratio determined by Daiwa Securities CM as a reference point to deliberate and negotiate the final agreed-upon share exchange ratio with Aronkasei as stated above. Further, it was resolved to execute the Share Exchange on this basis at its board of directors meeting held on February 10, 2011.

On the other hand, Aronkasei requested that an independent third-party valuation company, PwC, calculate the share exchange ratio in order to ensure that the share exchange ratio associated with the Share Exchange was fair and appropriate. Aronkasei utilized the ratio determined by PwC as a reference point to deliberate and negotiate the final agreed-upon share exchange ratio with Toagosei as stated in 2. (3) above. Further, it was resolved to execute the Share Exchange on this basis at its board of directors meeting held on February 10, 2011.

Please note that neither company has requested a Fairness Opinion Letter (i.e., a document opining whether the share exchange ratio is fair and appropriate) from their respective independent third-party valuation companies.

As legal advisors to the Share Exchange, Toagosei has appointed Nishimura & Asahi and Aronkasei has appointed Mori Hamada & Matsumoto, and each company respectively receives advice from the legal standpoint with respect to the appropriate procedures and responses, etc. regarding the Share Exchange.

(6) Measures Taken to Avoid Potential Conflicts of Interest

Toagosei holds 61.08% of the voting rights of all shareholders of Aronkasei, and Aronkasei falls under the category of a subsidiary of Toagosei. Therefore, to avoid any potential conflicts of interest, outside directors Katsutoshi Yamada and Ken Ozeki among Aronkasei’s directors, who also hold the role of directors at Toagosei, did not participate in the discussions and the resolution regarding the Share Exchange at Aronkasei’s board of directors’ meeting held today, nor did they participate in the deliberations and negotiations regarding the Share Exchange with Toagosei from the standpoint of Aronkasei. At the relevant board of directors’ meeting, all directors of Aronkasei except the two persons above and all auditors of Aronkasei (among whom there are two (2) outside auditors) have attended, and unanimously resolved on the execution of the Share Exchange Agreement by all directors present. All auditors of Aronkasei (among whom there are two (2) outside directors) have represented the opinions of the intention to approve the resolution on the execution of the Share Exchange Agreement by the board of directors’ meeting.

Also, Aronkasei’s board of directors’ meeting has, on December 9, 2010, in order to prevent, to the extent permissible, the Share Exchange from being conducted under terms and conditions detrimental to the minority shareholders, set up a third party committee (the “Third Party Committee”) comprised of three (3) persons; namely, Ms. Satoko Niiya (attorney-at-law, STW & Partners), Mr. Katsuhisa Nakajima, certified public accountant, PLUTUS CONSULTING Co., Ltd., and Mr. Masayasu Gunji, certified public accountant, MAAC Partners, Co., Ltd., who are independent outside persons of learning with no interest in the majority shareholder, Toagosei. Upon examination of the Share Exchange, Aronkasei’s board of directors consulted the Third Party Committee on the opinions regarding (i) the legitimacy of the purpose of the Share Exchange, (ii) the validity of the terms and conditions of the Share Exchange, (iii) the appropriateness of the procedures of the Share Exchange, (iv) the enhancement of the corporate value of Aronkasei, and (v) the Share Exchange not being detrimental to Aronkasei’s minority shareholders.

During the period from December 21, 2010 up to February 9, 2011, the Third Party Committee has, in addition to the total of eight (8) meetings held, conducted mutual consultation from time to time as necessary, and carefully examined the matters consulted upon above. The Third Party Committee has, upon such examination, received explanation from Aronkasei of the purpose of the Share Exchange and the details of the corporate value of Aronkasei expected to be enhanced thereby. Also, as well as referring to the output of calculation of the share exchange ratio in the Share Exchange submitted by PwC to Aronkasei, the Third Party Committee has received an explanation regarding evaluation of the share exchange ratio in the Share Exchange from PwC. Also, the Third Party Committee has received an explanation from Aronkasei’s legal advisor, Mori Hamada & Matsumoto, regarding the methodology and process of the decision-making of Aronkasei’s board of directors’ meeting regarding the Share Exchange. Under such circumstances, based on these materials for examination (upon certain conditions precedent), the Third Party Committee has submitted to Aronkasei’s board of directors’ meeting as of February 9, 2011, the opinion that conducting the Share Exchange will not be particularly detrimental to the minority shareholders of Aronkasei. Please refer to the details stated in the following 8. regarding the opinion of the Third Party Committee.

4. Corporate Profiles of the Two Companies that are Parties to the Share Exchange

	Wholly-Owning Parent Company in Share Exchange	Wholly-Owned Subsidiary in Share Exchange

1. Name	Toagosei Co., Ltd.	Aronkasei Co., Ltd.

2. Address	14-1, Nishi Shimbashi 1-chome, Minato-ku, Tokyo	22-1, Higashi Gotanda 1-chome, Shinagawa-ku, Tokyo

3. Name and Title of Representative	Futoshi Hashimoto, Representative Director and President	Akira Yada, Representative Director and President

4. Description of Main Business Activities	Manufacture and sale, etc. of commodity chemicals, acrylic products, functional products, and plastics, etc.	Manufacturing, processing and sale of synthetic resin products and affiliated products thereof and the materials therefor, etc.

5. Capital	20,886 million yen	4,220 million yen

6. Date of Incorporation	March 31, 1942	August 16, 1950

7. Number of Shares Issued	263,992,598 shares	40,000,000 shares

8. Fiscal Year End	Last day of December	Last day of December

9. Number of Employees	(consolidated) 2,533 persons	(consolidated) 585 persons

10. Major Customers	KISCO Ltd., Nagase & Co., Ltd., Mitsubishi Chemical Corporation, among others	Create Corporation, Awai Kiko Co., Ltd., Welfan Inc., among others

11. Major Banking Partners	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Norin Chukin Bank	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Development Bank of Japan, Inc., Mizuho Corporate Bank, Ltd., The Norin Chukin Bank, The Chuo Mitsui Trust and Banking Company, Ltd.

12. Majority Shareholders and Associated Shareholdings

Japan Trustee Services Bank, Ltd. (Trust account): 6.60%

Toagosei Co., Ltd.: 4.44%

Sumitomo Mitsui Banking Corporation: 4.40%

The Master Trust Bank of Japan, Ltd. (Trust account): 4.00%

Toagosei business concerns stock ownership plan: 2.57%

Toagosei Co., Ltd.: 61.05%

Japan Trustee Services Bank, Ltd. (Trust account): 3.53%

Royal Bank of Canada Trust Company (Cayman) Limited: 3.10%

Credit Suisse (Luxembourg) S.A. on behalf of clients: 3.01%

Aronkasei employee stock ownership plan: 1.26%

13. Related Interests

Capital Ties	As of February 10, 2011, Toagosei holds 24,421,334 shares (including 2,000 shares indirectly held) which is equivalent to 61.05% the total number (40,000,000 shares) of issued and outstanding shares of Aronkasei

Personnel Ties	Among the directors of Aronkasei, two (2) directors also hold the post of director of Toagosei.

Business Ties	Aronkasei rents a portion of the land from Toagosei for a plant.

Related Parties	Aronkasei is a consolidated subsidiary of Toagosei, and Aronkasei is a related party.

14. Financial Performance and Conditions for the Previous three Fiscal Years

	Toagosei Co., Ltd. (Consolidated)			Aronkasei Co., Ltd. (Consolidated)
Fiscal Year	Period Ended December 2008	Period Ended December 2009	Period Ended December 2010	Period Ended March 2008	Period Ended December 2009	Period Ended December 2010
Consolidated Net Assets	113,048	113,700	125,027	27,802	27,979	28,407
Consolidated Total Assets	172,464	161,609	173,847	35,786	35,358	35,810
Consolidated Net Assets per Share (in Yen)	380.98	394.03	437.17	695.09	699.52	710.24
Consolidated Net Sales	162,615	140,033	153,779	30,200	21,120	28,039
Consolidated Operating Income	11,668	11,158	21,271	1,385	1,332	1,583
Consolidated Ordinary Income	11,057	11,538	20,941	1,381	1,361	1,627
Consolidated Net Income for the Period	1,895	3,541	13,133	566	649	732
Consolidated Net Income per Share (in Yen)	7.27	13.85	52.05	14.15	16.23	18.31
Dividend per Share (in Yen)	8.0	6.0	9.0	14.0	7.5	10.0

(Note 1):	As of December 31, 2010, unless specifically stated above.
(Note 2):	Units in millions of Yen unless specifically stated above.
(Note 3):	With regard to the Period Ended December, 2009 of Aronkasei, as the date of settlement was changed from March 31 to December 31 with the resolution of the 84th ordinary shareholders’ meeting held on June 26, 2009, it became a settlement for the nine (9) month period from April 1, 2009 up to December 31, 2009.
(Note 4):	With regard to the Period Ended December, 2010 of Toagosei and Aronkasei, Dividend per Share is the expected amount as of the date of this announcement.

5. Corporate Condition Upon Completion of the Share Exchange

Wholly-Owning Parent Company in Share Exchange

1. Name	Toagosei Co., Ltd.

2. Address	14-1, Nishi Shimbashi 1-chome, Minato-ku, Tokyo

3. Name and Title of Representative	Futoshi Hashimoto, Representative Director and President

4. Description of Business Activities	Manufacture and sale, etc. of commodity chemicals, acrylic products, functional products, and plastics.

5. Capital	20,886 million yen

6. Fiscal Year End	Last day of December

7. Net Assets	This figure is yet to be realized at this time

8. Total Assets	This figure is yet to be realized at this time

6. Summary of Accounting Treatment

The Share Exchange falls within the category of a transaction with minority shareholders under the classification of transactions under common control. At this time, the amount of negative goodwill value expected to be incurred has yet to be determined. In connection with the application of the “Accounting Standard for Business Combinations” (Accounting Standards Board of Japan Statement No. 21)” (revised on December 26, 2008), the negative goodwill value to be incurred is scheduled to be recorded as a special benefit in lump-sum.

7. Future Outlook

The impact on the consolidated performance of Toagosei for the fiscal year ending December 2011 shall be notified as it becomes known.

8. Items Relating to transactions with a Majority Shareholder(s)

The Share Exchange falls under the category of a transaction with a majority shareholder with regard to Aronkasei.

“Guidelines regarding the policy on protection of minority shareholders upon conducting transactions, etc. with a majority shareholder(s)” indicated by Aronkasei in the corporate governance report disclosed on September 17, 2010 are as follows:

“The Company’s business management is based on development while keeping its independence. Among eleven (11) directors of the Company, there are two (2) directors of the parent company. In terms of decision-making, the proposal at the board of directors’ meeting is subject to the resolution of the majority of directors present, and by ensuring the Company’s independence, transactions to benefit the parent company are prevented. All of the auditors are required to attend the board of directors’ meeting.”

In this respect, no conditions are known whereby Toagosei, which is the parent company of Aronkasei, and the group companies of Toagosei, interfere with the business activities, and it is understood that a certain degree of independence is ensured. Aronkasei conducts transactions with Toagosei and its group companies based on standards similar to transactions with other corporations, and is not subject to any restriction due to capital ties. Aronkasei is making efforts to ensure the independence of its management from Toagosei, similarly, in the Share Exchange. Further, as described in 3. (5) and (6) above, Aronkasei took measures to ensure fairness and prevent conflicts of interest, and made decisions regarding the share exchange ratio in the Share Exchange and schedules to conduct the Share Exchange. Therefore, it is considered that the Share Exchange conforms to the details of the descriptions in Aronkasei’s corporate governance report above.

As set forth in 3. (6) above, Aronkasei’s board of directors meeting has, on December 9, 2010, in order to prevent, to the extent permissible, the Share Exchange from being conducted under terms and conditions detrimental to the minority shareholders of Aronkasei, set up a Third Party Committee. Upon examination of the Share Exchange, Aronkasei’s board of directors consulted the Third Party Committee on their opinions regarding (i) the legitimacy of the purpose of the Share Exchange, (ii) the validity of the terms and conditions of the Share Exchange, (iii) the appropriateness of the procedures of the Share Exchange, (iv) the enhancement of the corporate value of Aronkasei, and (v) the Share Exchange not being detrimental to Aronkasei’s minority shareholders. As a result, as of February 9, 2011, an opinion was issued from the Third Party Committee, determining that (a) regarding (i) and (iv) mentioned above, the point with respect to the contribution of the Share Exchange to the enhancement of Aronkasei’s corporate value and the necessity and reasonableness of executing the Share Exchange in business is not unreasonable, (b) regarding (ii) mentioned above, the point with respect to the share exchange ratio of the Share Exchange not particularly detrimental to Aronkasei’s minority shareholders, and also, other conditions of the Share Exchange not particularly detrimental to Aronkasei’s minority shareholders is not unreasonable, (c) regarding (iii) mentioned above, measures were taken to reduce or avoid any potential conflicts of interest associated with a transaction between the parent company and the subsidiary in the Share Exchange, so that the procedures would be fair for Aronkasei’s minority shareholders, and therefore, (d) regarding (v) mentioned above, the procedures carried out under the Share Exchange under certain conditions precedent would not be particularly detrimental to Aronkasei’s minority shareholders.

End

(Reference): Consolidated Financial Projections for the Current Fiscal Year and Actual Financial Results from the Previous Year

Toagosei (Consolidated Financial Projections for the Current Fiscal Year as announced on February 10, 2011)

(Units: Millions of Yen)

	Net Sales	Operating Income	Ordinary Income	Net Income for the Period
Financial Projections for the Current Fiscal Year Ending December 2011	158,500	19,000	19,000	10,000
Actual results for the Year Ended December 2010	153,779	21,271	20,941	13,133

Aronkasei (Consolidated Financial Projections for the Current Fiscal Year as announced on February 10, 2011)

(Units: Millions of Yen)

	Net Sales	Operating Income	Ordinary Income	Net Income for the Period
Financial Projections for the Current Fiscal Year Ending December 2011	29,700	1,800	1,800	900
Actual results for the Year Ended December 2010	28,039	1,583	1,627	732